Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

California Labs, Inc.
1540 Market St, Suite 150
San Francisco, CA 94102
www.loopfamily.com

Up to $106,998.36 in Common Stock at $1.47
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: California Labs, Inc.
Address: 1540 Market St, Suite 150, San Francisco, CA 94102
State of Incorporation: DE
Date Incorporated: March 07, 2014

Terms:

Equity

Offering Minimum: $9,998.94 | 6,802 shares of Common Stock
Offering Maximum: $106,998.36 | 72,788 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.47
Minimum Investment Amount (per investor): $249.34

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

1st Perk Title

50% discount on Loop product for one year.

$1,000+

2nd Perk Title

Free Loop

$2,500+

3rd Perk Title

Free Loop 2 pack

$5,000+

4th Perk Title

Free Loop 3 pack

$10,000+

5th Perk Title

Call with founders + Loop 4 pack family

$25,000+

5th Perk Title

Dinner and strategy session with founders in SF, fully paid. + Loop 5 pack family + early access to new products

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

California Labs, Inc. (Loop) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.47 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Loop by California Labs, Inc. ("Loop") makes a private social networking app and connected digital photo frame. We sell the frame both direct to consumer and through online sales channels. Customers download our app through the Apple App store and the Google Play store and use to share pictures, videos and stay connected with their family in a private setting. We also have an optional subscription service that provides cloud backup for pictures and video and unlocks other software features.

Competitors and Industry

In the digital frame industry there are several major competitors including Aura, Nixplay and Skylight that share the majority of the US market share. One the software front, we compete with other ways families stay connected including social media, photo sharing apps and text messaging. Loop has a unique combination of both a frame as well as a social networking app and associated software stack that makes it incredibly easy to stay connected, no matter where they are and what level of technical sophistication.

Current Stage and Roadmap

Loop has shipped two versions of our product - "Loop1" which launched in 2017 and "Loop2" which started shipping in Q1 of 2020. In the next year we expect to launch a lower cost "Loop mini" for <$99 as well as build out our distribution channels. Currently we mainly market through our own DTC website using social ads to drive traffic. We also sell through Amazon. We expect to engage some of the top retail outlets such as Best Buy for an online and potentially in-store deals. We also expect to ramp up our DTC brand and revenue significantly as we optimize our marketing strategies.

The Team

Officers and Directors

Name: Brian Gannon

Brian Gannon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 07, 2014 - Present
  Responsibilities: Brian manages and runs the business. He currently receives a salary of $150,000 per year. He is the current majority shareholder of the company.

- **Position:** Board of Directors
  Dates of Service: March 07, 2014 - Present
  Responsibilities: Vote on major company decisions.

Name: Brad O'Neill

Brad O'Neill's current primary role is with Betterwise Learning. Brad O'Neill currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 27, 2017 - Present
  Responsibilities: Brad operates as a Director of the company on the Board of Directors where he votes on major company decisions and provides advice. Brad does not currently receive equity or salary for this role.

Other business experience in the past three years:

- **Employer:** Betterwise Learning
  Title: CEO
  Dates of Service: October 01, 2020 - Present

Responsibilities: Brad is the Chief Executive Officer

Other business experience in the past three years:

- **Employer:** Depot Global
  Title: CEO
  Dates of Service: September 01, 2017 - September 01, 2018
  Responsibilities: Chief Executive Officer

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of our Loop and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Loop (California Labs) was formed on March 7, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Loop has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
Lopo has a short history. If you are investing in this company, it's because you think that Loop is a good idea, that the team will be able to successfully market, and sell the

product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, software hosting, software services and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Loop or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Loop could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Software
Loop's software relies on 3rd parties such as Amazon web services and Google. Disruptions to these services can impact our customers and therefore our ability to grow our revenue.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brian Gannon	5,850,000	Common Stock	33.5804%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Main Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 72,788 of Common Stock.

Common Stock

The amount of security authorized is 21,000,000 with a total of 11,586,604 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 3,876,572 of shares to be issued pursuant to stock options issued.

The total amount outstanding includes 961,861 of shares to be issued pursuant to stock options, reserved but unissued.

Bylaws: Section 5.4: Right of First Refusal

5.4.1 If a holder of any security of the Corporation (a “Security Holder”) desires to transfer, assign, encumber or otherwise dispose of any security of the Corporation (a “Security” or “Securities”), whether voluntarily or by operation of law or by gift or otherwise, (each, a “Transfer”), then such Security Holder first shall give written notice (the “Notice”) thereof to the Corporation. A Transfer shall be deemed to include any transfer of securities of a Security Holder that is an entity by one or more holders of securities thereof or any issuance of securities by a Security Holder that is an entity. The Notice shall state (a) the Security Holder’s bona fide intention to sell or otherwise transfer a Security; (b) the name and address of each proposed purchaser or other transferee (the “Proposed Transferee”); (c) the number and type of the Security to be transferred to each Proposed Transferee; (d) the bona fide cash price or other consideration for which the Security Holder proposes to transfer the Security (the “Offered Price”); (e) a description of such Security Holder’s relationship to or affiliation with the proposed transferee(s); (f) all other terms and conditions of the proposed transfer; and (g) that the Security Holder acknowledges this Notice is an offer to sell the Security to the Corporation and/or its assignee(s) pursuant to the Corporation’s Right of First Refusal (as defined below) at the Offered Price as provided for in these Bylaws.

5.4.2 In addition to any other limitation on transfer created by applicable securities laws, these Bylaws or contract, before any Security may be Transferred, the Corporation and/or its assignee(s) will have a right of first refusal to purchase the Securities to be sold or transferred (the “Offered Securities”) on the terms and conditions set forth in this Section 5.4 (the “Right of First Refusal”).

(a) Notice of Proposed Transfer.

(b) Exercise of Right of First Refusal. At any time within thirty (30) days after the date of the Notice, the Corporation and/or its assignee(s) may, by giving written notice to the Security Holder, elect to purchase all (or, with the consent of the Security Holder, less than all) of the Securities proposed to be transferred to any one or more of the Proposed Transferees named in the Notice, at the purchase price determined in accordance with subsection (b) below.

(b) Purchase Price. The purchase price for the Securities purchased under this Section 5.4 will be the Offered Price, provided that if the Offered Price consists of no legal consideration (as, for example, in the case of a transfer by gift), the purchase price will be the fair market value of the Securities as determined in good faith by the Board. If the Offered Price includes consideration other than cash, then the value of the non-cash consideration, as determined in good faith by the Board, will conclusively be deemed to be the cash equivalent value of such non-cash consideration.

(c) Payment. Payment of the purchase price for the Securities will be payable, at the option of the Corporation and/or its assignee(s) (as applicable), by check or by cancellation of all or a portion of any outstanding indebtedness owed by the Security Holder to the Corporation (or to such assignee, in the case of a purchase of Offered Securities by such assignee) or by any combination thereof. The purchase price will be paid without interest within sixty (60) days after the Corporation's receipt of the Notice, or, at the option of the Corporation and/or its assignee(s), in the manner and at the time(s) set forth in the Notice.

(d) Holder's Right to Transfer. If the Securities proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Corporation and/or its assignee(s) as provided in this Section 5.4, then the Security Holder may Transfer such Offered Securities to each Proposed Transferee at the Offered Price or at a higher price, provided that (i) such Transfer is consummated within ninety (90) days after the date of the Notice, (ii) any such Transfer is effected in compliance with all applicable securities laws, and (iii) each Proposed Transferee agrees in writing that the provisions of this Section 5.4 will continue to apply to the Securities in the hands of such Proposed Transferee. If the Securities described in the Notice are not transferred to each Proposed Transferee within such ninety (90) day period, then a new Notice must be given to the Corporation, pursuant to which the Corporation will again be offered the Right of First Refusal before any Securities held by the Holder may be sold or otherwise transferred.

5.4.3 Notwithstanding anything to the contrary in this Section 5.4, each of the following Transfers (each a "Permitted Transfer") will be exempt from the Right of First Refusal:

(a) any repurchase or redemption of a Security by the Corporation: (i) at cost, upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares (including the purchase of such shares by the Corporation's assignee);

(b) any transfer by gift or pursuant to domestic relations orders to a Security Holder's Immediate Family (as defined below) or a trust for the benefit of the Security Holder or the Security Holder's Immediate Family. As used herein, the term "Immediate Family" will mean Security Holder's spouse or Spousal Equivalent, the lineal descendant or antecedent, or brother or sister, of Security Holder or Security Holder's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, or brother or sister, of Security Holder or Security Holder's spouse or Spousal Equivalent, whether or not any of the above are adopted. As used herein, a person is deemed to be a "Spousal Equivalent" provided the following circumstances are true: (i) irrespective of whether or not the relevant person and the Spousal

Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (ii) they intend to remain so indefinitely, (iii) neither are married to anyone else, (iv) both are at least eighteen (18) years of age and mentally competent to consent to contract, (v) they are not related by blood to a degree of closeness that would prohibit legal marriage in the state in which they legally reside, (vi) they are jointly responsible for each other's common welfare and financial obligations, and (vii) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely. For the sake of clarification, multiple transfers of a Security may be made, by gift or pursuant to domestic relations orders, back and forth between a Security Holder and a trust for the benefit of the Security Holder or the Security Holder's Immediate Family;

(c) any transfer effected pursuant to the Security Holder's will or the laws of intestate succession; and/or

(d) any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum; notwithstanding the foregoing, if a Permitted Transfer is approved pursuant to this paragraph (d) and the Securities of the transferring party are subject to co-sale rights (the "Co-Sale Rights"), the persons and/or entities entitled to the Co-Sale Rights shall be permitted to exercise their respective Co-Sale Rights in conjunction with this specific Permitted Transfer without any additional approval of the Board; provided, however, that each transferee, assignee, or other recipient of any interest in the Security shall, as a condition to the transfer, agree to be bound by all of the restrictions set forth in these Bylaws.

5.4.4 The Corporation shall place an appropriate legend on the certificates for Shares referring to the restrictions on transfer contained in this Section 5.4.

5.4.5 The Right of First Refusal will terminate as to all securities of the Corporation immediately prior to the closing of any registered initial public offering of the Corporation.

Preferred Stock

The amount of security authorized is 6,000,000 with a total of 5,834,262 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series, each of such series to ocnsist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as state or expressed herein. As of the effective date of the Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock".

Main Convertible Note

The security will convert into Preferred stock and the terms of the Main Convertible Note are outlined below:

Amount outstanding: $5,161,210.35
Maturity Date: September 08, 2022
Interest Rate: 3.0%
Discount Rate: 10.0%
Valuation Cap: $8,500,000.00
Conversion Trigger: Qualified equity round of greater than $3M

Material Rights

There are no material rights associated with Main Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $5,161,210.35
  Use of proceeds: Product development of Loop2. Marketing of Loop 1 and Loop2.
  Date: February 23, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year 2020 was $225,588 slightly down from the fiscal year 2019.

revenue of $293,060. The decrease was a result of the company shifting focus to the development of our 2nd generation "Loop2" product. The result was a successful introduction of Loop2 in Dec 2020, with superior unit economics and broader appeal than our first-generation Loop.

Cost of sales

The cost of sales in 2020 was $124,063, a decrease of $72,243 from the 2019 cost of sales of $196,306. The reduction was largely due to one-time costs incurred in 2019.

Gross margins

2020 gross profit increased by $4,771 over 2019 gross profit. Though the revenues for 2020 were slightly down, the gross margins as a percentage of revenues increased from 33% in 2019 to 45% in 2020.

Expenses

The Company's 2020 expenses of $1,027,850 was a $456,541 increase from $571,309 in 2019. The increase was mainly due to the R&D and marketing and sales costs for the Loop2 introduction and product launch in 2020.

Historical results and cash flows:

In the past, our expenses were dominated by heavy R&D costs to develop the software, hardware and cloud infrastructure. Now the product has been developed, we expect our R&D costs to flatten out. In addition, our sales and marketing expenses, as a percent of sales, should decrease as the product gains traction in the market. The cash required for the develoment was mainly through equity and investment.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$75k cash on hand. Approximately $110k in finished goods inventory in stock.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds for this campaign will be critical to our growth. But we also have other sources of fundraising. Outside of Startengine we have raised approximately $8M from outside sources. Also, the company is making strides towards profitability.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We expect the funds raised from crowdfunding will be approximately 50% of the total funds raised over the next 3-6 months. The crowdfunding is mainly an accelerator of growth and operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

12 months. This is based on our low end burn rate of $50k/mo.

How long will you be able to operate the company if you raise your maximum funding goal?

24 months minimum. It is possible for the company to reach break even if we hit our maximum goal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise a $6-$8M series A within the next 12-18 months. following the crowdfunding event.

Indebtedness

- **Creditor:** Manufactured Networks Inc.
  Amount Owed: $456,750.00
  Interest Rate: 20.0%
  Maturity Date: June 30, 2022

- **Creditor:** Brian Gannon
  Amount Owed: $75,000.00
  Interest Rate: 5.0%
  Maturity Date: December 28, 2022

- **Creditor:** Brian Gannon
  Amount Owed: $60,000.00
  Interest Rate: 5.0%
  Maturity Date: December 28, 2022

- **Creditor:** Frances Cummings
  Amount Owed: $10,000.00
  Interest Rate: 5.0%
  Maturity Date: June 08, 2022

- **Creditor:** Frances Cummings
  Amount Owed: $25,000.00
  Interest Rate: 5.0%

Maturity Date: December 31, 2022

Related Party Transactions

- **Name of Entity:** Brian Gannon
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Brian Gannon lent the company $135,000 for working capital.
  Material Terms: The interest rate is 5% and maturity date is 12/22/2022

Valuation

Pre-Money Valuation: $25,608,673.02

Valuation Details:

The company's valuation was determined based on an analysis of multiple factors including its current state of development, historical revenue, and comparable businesses.

Discussion of State of Development: Idea vs prototype vs production. Loop's product is in production for over 1 year. We have shipped over 7500 units.,

Discussion of Revenue: Pre-revenue vs sub $1M vs $1M+ revenue. Loop's revenue is greater than $1M. We have proven two sales channels and can now scale them up. Our current Post money on the convertible note is $13.5M. We have accelerated growth, growing revenue 30% month on month from January 2021 and so adding a step up.

Discussion of Comparables: Loop is nearing series A metrics. Based on our research, the median pre-money valuation for a Series A deal is $42 and therefore $18.5M pre-money is a steep discount to an expected series A in the next 12 months.

We chose a valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $5,161,210.35 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  We will use the money to market Loop through Amazon, our DTC channel (Loopfamily.com).

- *Company Employment*
  33.0%
  We pay salaries for the software development team and pay rent.

- *Operations*
  33.5%
  We will use the funds to pay rent and other online services to keep the business moving.

If we raise the over allotment amount of $106,998.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  36.5%
  We will scale up our online ads in Amazon and our DTC channel as well as begin discussions with big box retailers such as Best Buy, Target and Walmart. We will also begin an influencer campaign to create a social buzz.

- *Operations*
  30.0%
  We will use the funds to scale up our operations such as customer support and logistics to keep up with the demand and growth.

- *Research & Development*
  30.0%
  We will start development on our Loop3 "Mini" as well as our standalone Loop private family app.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.loopfamily.com (We will have a tab under the "About company" section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/california-labs-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR California Labs, Inc.

[See attached]

CALIFORNIA LABS, INC. DBA LOOP

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
California Labs, Inc. DBA Loop
San Francisco, California

We have reviewed the accompanying financial statements of California Labs, Inc. DBA Loop (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 27, 2021
Los Angeles, California

California Labs, Inc. DBA Loop
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 553,751	$ 347,335
Inventories	436,712	542,874
Total current assets	**990,463**	**890,209**
Property and Equipment, net	898	2,853
Intangible Assets	337,310	369,647
Total assets	**$ 1,328,671**	**$ 1,262,709**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 3,520	$ -
Current portion of Promissory Note and Loans	66,600	-
Deferred revenue	-	-
Other current liabilities	291,413	266,014
Total current liabilities	**361,533**	**266,014**
Convertible Notes	4,489,446	3,624,963
Promissory Note and Loans	163,800	170,000
Total liabilities	**5,014,779**	**4,060,977**
STOCKHOLDERS EQUITY		
Common Stock	67	67
Preferred Stock	58	58
Additional Paid in Capital	3,149,622	3,102,013
Retained earnings/(Accumulated Deficit)	(6,835,855)	(5,900,407)
Total stockholders' equity	**(3,686,108)**	**(2,798,268)**
Total liabilities and stockholders' equity	**$ 1,328,671**	**$ 1,262,709**

See accompanying notes to financial statements.

CALIFORNIA LABS, INC. DBA LOOP
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 225,588	$ 293,060
Cost of goods sold	124,063	196,306
Gross profit	101,525	96,755
Operating expenses		
General and administrative	462,500	392,687
Research and Development	298,312	117,640
Sales and marketing	267,038	60,982
Total operating expenses	1,027,850	571,309
Operating income/(loss)	(926,325)	(474,554)
Interest expense	9,124	8,500
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(935,449)	(483,054)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (935,449)**	**$ (483,054)**

See accompanying notes to financial statements.

CALIFORNIA LABS, INC. DBA LOOP
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock - Series Seed Shares	Preferred Stock - Series Seed Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2018	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,014,111**	**$ (5,417,353)**	**$ (2,403,117)**
Shared Based Compensation					64,802		64,802
Capital contribution	-	-	-	-	23,100	-	23,100
Net income/(loss)	-	-	-	-	-	(483,054)	(483,054)
Balance—December 31, 2019	6,748,171	$ 67	5,834,262	$ 58	$ 3,102,013	$ (5,900,407)	**$ (2,798,268)**
Shared Based Compensation					71,766		71,766
Capital distribution	-	-	-	-	(24,157)	-	(24,157)
Net income/(loss)	-	-	-	-	-	(935,449)	(935,449)
Balance—December 31, 2020	**6,748,171**	**$ 67**	**5,834,262**	**$ 58**	**$ 3,149,622**	**$ (6,835,855)**	**$ (3,686,108)**

See accompanying notes to financial statements.

CALIFORNIA LABS, INC. DBA LOOP
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(935,449)	$	(483,054)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,955		3,297
Amortization of intangible assets		32,337		32,520
Shared-based Compensation		71,766		64,802
Changes in operating assets and liabilities:				
Inventories		106,162		(315,374)
Accounts Payable		3,520		(35,962)
Deferred revenue				(269,762)
Other current liabilities		25,399		(176,500)
Net cash provided/(used) by operating activities		**(694,310)**		**(1,180,032)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		-		23,100
Capital distribution		(24,157)		
Borrowing on Convertible Note		864,483		1,102,963
Borrowing on Loan and Promissory Note		60,400		170,000
Net cash provided/(used) by financing activities		**900,726**		**1,296,063**
Change in cash		206,416		116,031
Cash—beginning of year		347,335		231,304
Cash—end of year	**$**	**553,751**	**$**	**347,335**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	9,124	$	8,500
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

California Labs, Inc. DBA Loop was formed on March 7, 2014 in the state of Delaware. The financial statements of California Labs, Inc. DBA Loop (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco.

California Labs has taken his first step into this jungle with the recent launch of Loop, a new category of family communication devices designed to allow relatives to more selectively and easily share video and photos among a smaller, more intimate circle of contacts. Loop is a digital frame and easy to use app, that lets you instantly share pictures and video with your family from anywhere in the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $303,751 and $97,335, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to component inventory which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) postimplementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40:Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

California Labs, Inc. DBA Loop is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its subscription for using of its application

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $267,038 and $60,982, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 27, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Component inventory	$ 436,712	$ 542,874
Total Inventories	**$ 436,712**	**$ 542,874**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued interest	$ 109,493	$ 100,369
Tax liabilities	16,275	-
Salaries Payable	165,645	165,645
Total Other Current Liabilities	**$ 291,413**	**$ 266,014**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Computers & Equipment	$	62,114	$	62,114
Property and Equipment, at Cost		62,114		62,114
Accumulated depreciation		(61,216)		(59,261)
Property and Equipment, Net	**$**	**898**	**$**	**2,853**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,955 and $3,297 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2020 and December 31, 2019, intangible asset consist of:

As of Year Ended December 31,		2020		2019
App Development	$	255,826		255,826
Industrial Design		4,260		4,260
Video Design and Production		136,475		136,475
Website Design		86,334		86,334
Other		2,163		2,163
Intangible assets, at cost		**485,057**		**485,057**
Accumulated amortization		(147,747)		(115,410)
Intangible assets, Net	**$**	**337,310**	**$**	**369,647**

Amortization expense for intangible assets for the fiscal year ended December 31, 2020 and 2019 was in the amount of $32,237 and $32,520 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization Expense
2021	$	(32,337)
2022		(32,337)
2023		(32,337)
2024		(32,337)
Thereafter		(207,962)
Total	**$**	**(337,310)**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 21,000,000 shares of common shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 6,748,171 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 6,000,000 shares of preferred shares with $0.00001 par value. As of December 31, 2020, and December 31, 2019, 5,834,262 have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2014, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,838,433 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	2,800,000	$ 0.08	-
Granted	850,000		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2019	3,650,000	$ 0.08	8.99
Exercisable Options at December 31, 2019	3,650,000	$ 0.08	8.99
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	3,650,000	$ 0.08	7.99
Exercisable Options at December 31, 2020	3,650,000	$ 0.08	7.99

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $71,766 and $64,802, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note -Frances Cummings	$ 10,000	5.00%	6/18/2019	6/18/2022	$ 500	$ 500	$ -	$ 8,000	$ 8,000	$ 500	$ 500		$ 10,000	$ 10,000
Promissory Note -Frances Cummings	$ 25,000	5.00%	12/31/2018	12/31/2021	$ 1,250	$ 1,250	$ 25,000	$ -	$ 25,000	$ 1,250	$ 1,250		$ 25,000	$ 25,000
Promissory Note -Brian Gannon	$ 60,000	5.00%	12/28/2018	12/28/2022	$ 3,000	$ 3,000	$ -	$ 60,000	$ 60,000	$ 3,000	$ 3,000		$ 60,000	$ 60,000
Promissory Note -Brian Gannon	$ 75,000	5.00%	12/28/2018	12/28/2022	$ 3,750	$ 3,750	$ -	$ 75,000	$ 75,000	$ 3,750	$ 3,750		$ 75,000	$ 75,000
PPP Loan	$ 62,400	1.00%	4/21/2020	4/21/2022	$ 624	$ 624	$ 41,600	$ 20,800	$ 62,400					
Total	$ 232,400				$ 9,124	$ 9,124	$ 66,600	$ 163,800	$ 230,400	$ 8,500	$ 8,500	$ -	$ 170,000	$ 170,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 66,600
2022	163,800
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 230,400**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2017 Convertible Notes	$ 1,625,000	not defined	Fiscal Year 2017	10/31/2022	-	-	-	1,625,000	1,625,000	-	-	-	$ 1,625,000	1,625,000
2018 Convertible Notes	$ 897,000	not defined	Fiscal Year 2018	10/31/2022	-			897,000	897,000				$ 897,000	897,000
2019 Convertible Notes	$ 1,102,963	not defined	Fiscal Year 2019	10/31/2022				1,102,963	1,102,963				$ 1,102,963	1,102,963
2020 Convertible Notes	$ 864,483	not defined	Fiscal Year 2020	10/31/2022				864,483	864,483				-	-
Total					$ -	$ -	$ -	$ 4,489,446	$ 4,489,446	$ -	$ -	$ -	$ 3,624,963	$ 3,624,963

The convertible notes are convertible into common shares at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (228,817)	$ (123,078)
Valuation Allowance	228,817	123,078
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (1,897,423)	$ (1,668,606)
Valuation Allowance	1,897,423	1,668,606
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,358,656 and the Company had state net operating loss ("NOL") carryforwards of approximately $6,358,656. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On December 28, 2018, the company issued two promissory notes to its founder and CEO Brian Gannon in the aggregate amount of $ 135,000. The notes bear interest rate of 5% per annum and has maturity date as of December 28, 2022. As of December 31, 2020, and December 31, 2019, the outstanding balance of this note is in the amount of $135,000, and entire amount has been classified as non-current.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through August 27, 2021 the date the financial statements were available to be issued.

During 2021, the company issued addition convertible notes to the Gaingels in the amount of $98,295 and Makai Capital in the amount of $ 106,500.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $6,835,855, an operating cash flow loss of $694,310 and liquid assets in cash of $553,751, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Loop by California Labs, Inc.

Private Social Network for Families


Loop Digital Frame
The simple way to keep everyone in the loop.
loop

Website | San Francisco, CA | CONSUMER INTERNET

$0.00 raised

0 Investors	$18.5M Valuation
$1.37 Price per Share	$249.34 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Loop is a private social network and digital frame. We are on a mission to help families to stay connected. 72% of surveyed Americans distrust Facebook's management of their personal data. With privacy becoming a bigger deal every day, we have created a hardware plus software solution where YOU own your content and control the network. The network doesn't control you. This Web 3.0 approach follows a trend that has attracted top venture and angel investors and is poised to usher in the future of family connectivity.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Proven Traction: Over $1M in sales and subscription model with recurring revenue.
- Top Investors: Raised over $8M from top VCs and angels including Resolute Ventures, Jason Calacanis and board members from Coinbase and Pinterest among others.
- Perfect Timing: For families feeling more disconnected than ever and privacy becoming a growing trend.

OVERVIEW

On a mission to help families stay connected

Loop was first hatched when the founder, Brian Gannon's son Alex was born in San Francisco. Brian's parents lived across the country in Boston and he wanted to keep them connected to his son's life - but he didn't want to post pictures of his kids on social media. Period. So he set off to create a solution for himself and others that was simple, private and could bring everyone "in the Loop".

Loop is an app - that is modern and fun - plus a digital frame that is elegant and incredibly easy to use. It's a healthy, safe space for your family to stay connected. There are no ads and YOU own your data and your memories.

Now, Loop is in mass production and has thousands of happy customers around the world bringing in over $1 Million in sales.

Join us on this mission!

> Loop is a bit like a hyper-personal social network aimed at keeping your parents and grandparents in the loop.

TechCrunch

THE PROBLEM

Staying connected with family is way too complicated

Families are often spread out across the country and they use a patchwork of different ways to stay connected. There are photos buried across emails, texts and photo storage sites. Some family members are on Apple while others are on Android so the text messages don't even work right. And let's face it, most parents aren't that great with technology.

Social media could have solved it but they are wrought with privacy issues. We believe there is a gap in the market for a single platform that is private and super easy to use and that works for everyone in the family no matter where they live, what phone they use, how tech savvy they are.


Especially for Uncle John who refuses to get an Iphone to simplify family group chats.
And Grandma, who has no idea how to use a smart phone.

"There Isn't Enough Privacy On Social Media And That Is A Real Problem"

Forbes

THE SOLUTION

Introducing Loop - a private social network and home display designed to makes it super easy to stay connected with your family

Loop offers a simple, private, and fun way to keep in touch with your loved ones. Our product is designed to be a simple frame and app combination that we believe is capable of connecting everyone, but is also super easy to use.

Loop Turns This...



How It Works:

The Loop App


Loop is a great way to share with more than just mom!
Share your favorite moments in a simple and private space just for your family
Invite with one tap


Albums
Alex & Kat
Family
Create family albums


Your own private family feed

The Loop Frame

A minimalist design that looks great in any home



Specifically designed with millennials who are now having children. It's Wifi connected with a 10" touchscreen that makes it easy to set up and use. Photos and videos rotate through in a slideshow. New photos hold on screen with a pleasant “chime” so mom doesn’t miss them. Mom can even “like” photos directly on the frame!

Those in-between moments that I might not want to share on social media? Now they could be shared in real-time safely and securely with my family.


Loop - The Solution
Watch later
Share
Watch on YouTube

Over $1M in Product Sales

We have sold and shipped over $1M in product. The majority was sold DTC from our website, and we also had a successful pilot at 50 Best Buy stores across the country.

In 2021, we launched our 2nd generation product named Loop2 that has grown 179% Q1 to Q2 and sold $490k in Q4.

Loop is bringing modern tech to life in an old-school way

BUSINESS MODEL


Razor and blades business model
Acquire customers through the hardware for $169/Loop
Hardware
Then up-sell a $3/month subscription for cloud services
Cloud Service
Hardware + Recurring Revenue

The Loop retails for $169, and has 64% gross margin. We have cracked the recurring revenue model with our $3/month subscription plan and cloud services offering. Our business also has natural network effects and virality built into the business. On average for every one Loop customer we acquire, they bring in 6 more users/family members.

Disrupting a $100 billion market

The social media market is worth $100B and there are millions of connected devices that are shipped each year. Loop sits at the intersection of these two trends.

Loop is using a combination of privacy, user experience and a unique platform to drive a wedge into the market.


2 Simple Steps that will disrupt a $100 Billion market.
1
2

From our perspective, we differentiate from our hardware competitors by putting software first instead of treating it as an afterthought.

Unlike social networks, Loop is private, and meant to be a healthy experience centered around keeping in touch - not a space to advertise. Your photos are surfaced in the home each day, rather than disappearing never to be seen again like with certain messaging apps.

Loop also has integrations with major cloud services such as Google and Adobe Lightroom, so that families don't have to change the way they do things. You can even text message photos to Loop!


Strong network effects through the app.
3-month retention vs. # of family connections from app
80%
60%
40%
20%
0%
0
1
2
3
My Family
The more connected our users are, the more they use our product

The above information is based on internal research


Viral Growth Opportunities
Customers buy Loop hardware
Download the app to setup
Invite other family members
They download the app

Each new customer acquired with frame
leads to 6 new users on average


Loop is a great way to share with more than just mom!

**Each new customer acquired with frame leads to 6 new users on average*

OUR TRACTION

Top venture and angel investors on board

Our Investors


Venture Investors
Resolute Ventures
Lead investors of Sunrise, Greenhouse, Bark, Clutter, uJet and Signifyd.
Launch/Jason Calacanis
Seed investor in 7 Unicorns (incl. Uber & Thumbtack)
Moal Capital
Brian Jacobs - Co-Founder of Emergence Capital - lead investors in Zooms and Salesforce
Wisdom Capital, Flight VC, Gaingels
Angel Investors
Gokul Rajaram
Board member Coinbase, Pinterest
Tim Kendall
Fmr. Pres of Pinterest Early Facebook exec
Othman Laraki
CEO of Color Fmr VP Product Twitter
Liz Hamren
CVP Microsoft Xbox Fmr CMO Oculus
Paul Daugherty
CTO Accenture
Hala Fadel
Partner Leap Ventures Board Member - MIT Corporation
Brian Jacobs
Founder, Managing Partner Moai capital
Lecturer Stanford GSB
Jason Calacanis
Founder, Launch Angel investor in Uber, Robinhood

TEAM



Brian Gannon

CEO

Brian Gannon is the CEO and Co-founder of Loop. Brian is a graduate of the Massachusetts Institute of Technology (MIT) and studied at the Stanford Design School (d.school). After receiving his BS in EE at designing computer chips at Fujitsu, Brian joined the Boston Consulting Group. Brian then led the Video Processing group at Maxim Integrated, a leader in H.264 video compression with a team of 100 in Silicon Valley, China, India and the UK



Sital Mistry

SOFTWARE

Sital Mistry is the Head of Software and co-founder of Loop. Prior to Loop, Sital was the engineering lead of the wildly popular "Word's with Friends" online game from Zynga which last reported 30M monthly active users. Sital graduated from University of California, Berkeley.



Ethan Ballweber

DESIGN

Ethan Ballweber is from Altitude design and a graduate of RISD, one of the top design schools in the world. He is an expert in industrial design and user experience. Prior to Loop, Ethan worked on a range of consumer products including the WIMM which became Wear, Google's smartwatch.

WHY INVEST

A premier family brand in the making

With over $1M in sales, $8M raised already, and a subscription model producing recurring revenue, Loop is ready to take on the challenge of building the next big family brand.

Join the other world-class investors and help us change the world!

2.7M+
memories shared



Photo uploads over the last 3 years.
2.5M
2M
1.5M
1M
2019
2020
2021

Forbes

Loop looks like it was born in the right era.

March 2014
Our Company Launches!
Loop incorporates and sets off to build the first prototype

December 2017
Loop ships its first product
Our first Loop product ships, with over $500k in pre-orders

January 2019
Loop ships $1M in product
Loop 100% of its pre-orders and passes $1M in sales

December 2020
Loop2
Loop introduces its 2nd generation "Loop2" product

February 2022
Launched on StartEngine
Now YOU can own a part of our company!

Meet Our Team



Brian Gannon

CEO, Director

Brian Gannon is the co-founder and CEO of Loop, a private social network built for families. Prior to founding Loop, Brian was the GM at Maxim Integrated where he led the Video Processing business unit - a $100M business that he built organically and through the acquisition of Mobilygen – a leader in H.264 video compression. Prior to Maxim, Brian was a management consultant at Boston Consulting Group (BCG) and began his career as an ASIC designer at Fujitsu. He holds a BS in Electrical Engineering from the University of Massachusetts at Amherst and an MBA from MIT Sloan School of Management.



Brad O'Neill

Director

Brad O'Neill is the CEO of Betterwise Learning and a board member/director at Loop. Prior to Betterwise, Brad was the co-founder of Techvalidate Software which was acquired by SurveyMonkey where he served as SVP Global Sales, Success. Brad was also a founding investor and board member of Stumbleupon.



Sital Mistry

Head of Software

Sital Mistry is the Head of Software and co-founder of Loop. Prior to Loop, Sital was the engineering lead of the wildly popular "Word's with Friends" online game from Zynga which last reported 30M monthly active users. Sital graduated from University of California, Berkeley.



Ethan Ballweber

Design

Ethan Ballweber is from Altitude design and a graduate of RISD, one of the top design schools in the world. He is an expert in industrial design and user experience. Prior to Loop, Ethan worked on a range of consumer products including the WIMM which became Wear, Google's smartwatch.

Offering Summary

Company	:	California Labs, Inc.
Corporate Address	:	1540 Market St, Suite 150, San Francisco, CA 94102
Offering Minimum	:	$9,998.94
Offering Maximum	:	$106,998.36
Minimum Investment Amount (per investor)	:	$249.34

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,802
Maximum Number of Shares Offered	72,788
Price per Share	$1.47
Pre-Money Valuation	$25,608,673.02

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

1st Perk Title

50% discount on Loop product for one year.

$1,000+

2nd Perk Title

Free Loop

$2,500+

3rd Perk Title

Free Loop 2 pack

$5,000+

4th Perk Title

Free Loop 3 pack

$10,000+

5th Perk Title

Call with founders + Loop 4 pack family

$25,000+

5th Perk Title

Dinner and strategy session with founders in SF, fully paid. + Loop 5 pack family + early access to new products

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

California Labs, Inc. (Loop) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.47 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Loop by California Labs, Inc. to get notified of future updates!

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

this guy's name is jake and he lives in

seattle he's an actual loop customer and

has a little son alex when alex was born

jake became much more concerned about

keeping his family connected but they're

spread out across the country as many

families are his parents live in new

york grandma lives in florida and his

sister lives in la

and so his first solution was go to

apple but his dad had an android phone

so that apple system didn't work

so then they started a group chat and it

was great at first but after a while

people started wondering where all those

great pictures go and we still have to

email them to grandma anyways then

mysteriously mom joined facebook at the

same time everyone else was jumping off

and so despite all these amazing

technologies the market is still

fragmented leaving many people

disconnected and now privacy is becoming

a bigger deal so we made loop it's a

private family network where people own
their content and data it's an app plus
a digital frame that turns this mess
into this for a solution that is simple private
and fun it couldn't be easier to use
open up the app grab a picture tap a
short message and then press send
instantly it shows up anywhere in the
world your mom's house dad's house even
your own kitchen and people love it
we've already sold over a million
dollars worth of product and we had a
retail pilot at best buy at 50 stores
across the country that's because the
nature loop is inherently viral based on
our internal data for every new loop
customer six new users enter the loop
ecosystem and the more family members a
user has in loop the more engaged they
are in 2020 30 of our customers who
bought our frame also purchase our
monthly cloud subscription service the
cloud service we provide has an 80 gross
margin and because we exist at the
intersection of social media a 100
billion dollar industry and the
connected home with millions of devices

shipped every year we believe we're perfectly positioned for massive growth but i truly believe what makes loop so special is the crazy passionate group of people behind it from our incredible team to our world-class investors and advisors i built an eight-figure product line in the video processing market and my co-founder satel mystery led engineering for words with friends the world's most popular mobile work game our investors include resolute venturers jason calacanis launch fund moai capital and flight vc we also have amazing angel investors such as tim kendall former president of pinterest goku rajaram board member of coinbase and steve russell former investor and board member of ring doorbell they believe as we do that there's an untapped space in the world of social media but a huge company focus

family privacy and connection we believe we've made the first social network that young people want to be on with their parents and grandparents loop only gets better than more family members who join with your investment we'll plan to grow

the loop customer base by expanding our

in-store sales channels as well as

growing our d2c business and building

out an array of new products we've seen

that loop sells itself when someone

tries it out and with your help we aim

to get this product to the masses and

build the next huge social media company

in the process invest today and become

part of the loop family you

Solution Section Video

loop is a smart digital frame that connects your family you can quickly text photos and videos to loop plus there are plenty of other ways to share instagram apple photos and google photos all with just one tap the photos will be displayed on the high quality screen of any connected loop. its sleek design means it can live anywhere in your house without feeling out of place loop is the perfect gift for any loved one so even when you have to be apart you can still feel close together the easy to use touchscreen means nothing will get in the way of sharing and receiving those perfect moments and when it's time to disconnect loop will automatically go into sleep mode. we all know how important it is to share our biggest milestones keep those pictures organized easily by creating special channels for any situation not a fan of social media no problem the free app allows you to invite the whole family the more the merrier. don't forget to leave those comments instantly share pictures and video with your family from anywhere in the world, loop keeps everyone in the loop! back our campaign today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CALIFORNIA LABS, INC.", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF AUGUST, A.D. 2015, AT 8:07 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

5494490 8100

151188840


SECRETARY OF STATE
1776
1970
DELAWARE

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 2657373

DATE: 08-19-15

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:13 AM 08/19/2015
FILED 08:07 AM 08/19/2015
SRV 151188840 - 5494490 FILE

CALIFORNIA LABS, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

California Labs, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is California Labs, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on March 7, 2014 under the name Wink Labs, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 19th day of August, 2015.

By: /s/ Brian Gannon
Brian Gannon
Chief Executive Officer

Exhibit A

CALIFORNIA LABS, INC.

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is California Labs, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (as defined below), the following terms have the meanings set forth below:

"***Board Composition***" shall mean that the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation, and any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Original Issue Price***" shall mean $0.5387 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" shall mean the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"***Restated Certificate***" shall mean this Restated Certificate of Incorporation.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 19,600,000, consisting of (a) 14,900,000 shares of Common Stock, $0.00001 par value per share, and (b) 4,700,000 shares of Preferred Stock, $0.00001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock shall be entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3 Preferred Stock Protective Provisions. At any time when at least twenty five percent (25%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation; or

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined below), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, an appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends**. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * * * * * * * * *

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CALIFORNIA LABS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF NOVEMBER, A.D. 2016, AT 7:57 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5494490 8100
SR# 20166632675

Authentication: 203334875
Date: 11-15-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:57 PM 11/10/2016
FILED 07:57 PM 11/10/2016
SR 20166591243 - File Number 5494490

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
CALIFORNIA LABS, INC.

CALIFORNIA LABS, INC., a Delaware corporation (the "***Corporation***"), does hereby certify that the following amendment to the Corporation's Restated Certificate of Incorporation, as amended, has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Corporation's stockholders having been given by written consent without a meeting in accordance with Sections 228(d) and 242 of the Delaware General Corporation Law:

The first paragraph of Article V of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 26,300,000, consisting of (a) 20,600,000 shares of Common Stock, $0.00001 par value per share and (b) 5,700,000 shares of Preferred Stock, $0.00001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***"."

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 10th day of November, 2016 and the foregoing facts stated herein are true and correct.

CALIFORNIA LABS, INC.

By: Brian Gannon
Name: Brian Gannon
Title: Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CALIFORNIA LABS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF DECEMBER, A.D. 2016, AT 8:06 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5494490 8100
SR# 20167188149

Authentication: 203557124
Date: 12-21-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:06 PM 12/20/2016
FILED 08:06 PM 12/20/2016
SR 20167188149 - File Number 5494490

SECOND CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
CALIFORNIA LABS, INC.

CALIFORNIA LABS, INC., a Delaware corporation (the "***Corporation***"), does hereby certify that the following amendment to the Corporation's Restated Certificate of Incorporation, as amended, has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Corporation's stockholders having been given by written consent without a meeting in accordance with Sections 228(d) and 242 of the Delaware General Corporation Law:

The first paragraph of Article V of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 27,000,000, consisting of (a) 21,000,000 shares of Common Stock, $0.00001 par value per share and (b) 6,000,000 shares of Preferred Stock, $0.00001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***"."

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 20th day of December, 2016 and the foregoing facts stated herein are true and correct.

CALIFORNIA LABS, INC.

By: Brian Gannon
Name: Brian Gannon
Title: Chief Executive Officer